SO
3-11-02



02007573

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
MAR 01 2002
WASH, D.C.
365
SECTION


| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: September 30, 1998 |
| Estimated average burden hours per response . . . 12.00 |

| SEC FILE NUMBER |
|---|
| 8-32117 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Citicorp Securities Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 Greenwich Street
(No. and Street)

| New York | NY | 10013 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Beyer — 212 816-6534
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

| 757 Third Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays**

February 26, 2002

State of New York )
) SS:
County of New York )

We do hereby affirm that to the best of our knowledge and belief, the attached financial statements as of December 31, 2001 and supplementary schedules are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. We do hereby certify that the attached financial statements as of December 31, 2001 and supplementary schedules will promptly be made available to Citicorp Securities Services, Inc., members and allied members whose signatures do not appear below.



William Heinzerling
Chief Executive Officer



Richard S. Speziale
Chief Financial Officer

Subscribed and sworn to before me
this 26 day of February 2002.



MARILYN NEUMAN
Notary Public, State of New York
No. 31-4961582
Qualified in New York County
Commission Expires Feb. 5, 20 26


KPMG

**CITICORP SECURITIES SERVICES, INC.**
(A wholly-owned subsidiary of Salomon Brothers Holding Company Inc.)

Statement of Financial Condition
as of December 31, 2001

(With Independent Auditors' Report Thereon)



345 Park Avenue
New York, NY 10154


RECEIVED
MAR 0 1 2002
365
SECTION

## Independent Auditors' Report

The Board of Directors and Stockholder of
Citicorp Securities Services, Inc.:

We have audited the accompanying statement of financial condition of Citicorp Securities Services, Inc. (a wholly-owned subsidiary of Salomon Brothers Holding Company Inc.) as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of the statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of the statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Citicorp Securities Services, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 22, 2002

**CITICORP SECURITIES SERVICES, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2001**
**(In thousands, except share information)**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | | $ 4,360 |
| Cash segregated and on deposit for Federal and other regulations or deposited with clearing organizations | | 609 |
| Securities purchased under agreements to resell | | 2,248,746 |
| Deposits paid for securities borrowed | | 739,883 |
| Financial instruments owned, at market value (Substantially all were pledged to various parties) | | 2,285,778 |
| Other assets | | 3,723 |
| Total assets | | $5,283,099 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Securities sold under agreements to repurchase | | $2,273,980 |
| Deposits received for securities loaned | | 646,350 |
| Payables and accrued liabilities | | 2,292,514 |
| Subordinated indebtedness | | 36,000 |
| | | 5,248,844 |
| Stockholder's equity: | | |
| Common stock (par value $1 per share; 1,000 shares authorized, issued and outstanding) | $ 1 | |
| Additional paid-in capital | 25,425 | |
| Retained earnings | 8,829 | |
| Total stockholder's equity | | 34,255 |
| Total liabilities and stockholder's equity | | $5,283,099 |

The accompanying notes are an integral part of this statement of financial condition.

**CITICORP SECURITIES SERVICES, INC.**
**NOTES TO STATEMENT OF FINANCIAL CONDITION**
**(In thousands)**

## 1. Summary of Significant Accounting Policies

***Basis of presentation***

Citicorp Securities Services, Inc, (the "Company") is a wholly owned subsidiary of Salomon Brothers Holding Company Inc. (the "Parent"). The Company's ultimate parent is Citigroup Inc. ("Citigroup"). The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission (the "SEC") and a member of the New York Stock Exchange, Inc.

The Company operates a securities business dealing in collateralized financing transactions.

The accompanying statement of financial condition includes the accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States which require the use of management's best judgement and estimates. Estimates may vary from actual results.

***Collateralized financing agreements***

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are collateralized principally by government agency securities and are carried at their contractual amounts, including premiums paid and accrued interest as specified in the respective agreements. It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements, and, when necessary, require prompt transfer of additional collateral or reduction in the loan balance in order to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Company with the right to liquidate the collateral held.

Deposits paid for securities borrowed ("securities borrowed") and deposits received for securities loaned ("securities loaned") are recorded at the amount of cash advanced or received and are collateralized principally by equity securities. The Company monitors the market value of securities borrowed and securities loaned daily, and additional collateral is obtained as necessary. In the event of counterparty default, the Company has the right to liquidate the collateral held.

***Financial instruments owned, at market value***

Financial instruments owned consist of U.S. equity securities recorded at market value.

***Accounting changes***

In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125* ("SFAS 140"), which is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Other provisions of SFAS 140 became effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after April 1, 2001. Pursuant to the collateral provisions of SFAS No. 140, financial instruments owned, at market value and obligation to return borrowed securities (included in payables and accrued liabilities) in the accompanying statement of financial condition were each increased by $2,285,778 as of December 31, 2001.

**CITICORP SECURITIES SERVICES, INC.**
**NOTES TO STATEMENT OF FINANCIAL CONDITION**
**(In thousands)**

## 2. Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission ("Rule 15c3-1"). Under the alternative method permitted by the rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 or 2% of aggregated debit items arising from customer transactions, as defined. As of December 31, 2001, the Company's net capital of $51,246 exceeded the minimum requirement by $50,996.

## 3. Pledged Assets

At December 31, 2001, the approximate market values of collateral received that can be sold or repledged by the Company were:

| Sources of collateral | |
|---|---|
| Securities purchased under agreements to resell | $2,250,975 |
| Securities received in securities borrowed vs. pledged transactions | 2,318,758 |
| Collateral received in securities loaned vs. pledged transactions | 2,285,778 |
| Securities received securities borrowed vs. cash transactions | 713,296 |
| Total | $7,568,807 |

During the year, almost all collateral received were sold and repledged. At December 31, 2001, the approximate market values of this portion of collateral that were sold and repledged by the Company were:

| Uses of collateral | |
|---|---|
| Securities sold under agreements to repurchase | $2,250,975 |
| Collateral pledged out in securities borrowed vs. pledged transactions | 2,286,013 |
| Securities loaned out in securities loaned vs. pledged transactions | 2,083,929 |
| Securities loaned out in securities loaned vs. cash transactions | 454,494 |
| Total | $7,075,411 |

## 4. Related Party Transactions

### *Cash and Payables and Accrued Liabilities*

Cash segregated and on deposit for Federal and other regulations at December 31, 2001 is held by Citibank, N.A., ("Citibank"), an affiliated company. Payables and accrued liabilities at December 31, 2001 include $21 due to Citibank associated with amounts overdrawn on bank accounts.

### *Subordinated indebtedness*

At December 31, 2001, subordinated indebtedness of $36,000 consists of borrowings outstanding pursuant to a subordinated revolving credit agreement with the Parent. This agreement bears interest at a rate agreed upon by both parties (currently at 2.88%) and matures on April 30, 2006. Payables and accrued liabilities at December 31, 2001 include $412, which represents interest payable to the Parent for the subordinated indebtedness.

(In thousands)

All subordinated indebtedness qualifies for inclusion in net capital at December 31, 2001. In accordance with Rule 15c-3-1, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital requirements are not met.

*Collateralized financing agreements*

At December 31, 2001, all reverse repurchase agreements, securities borrowed and repurchase agreements represent collateralized financing transactions with Salomon Smith Barney Inc. ("SSBI"), an affiliated broker-dealer.

The reverse repurchase agreements reported in the accompanying statement of financial condition represent rights and obligations from third parties under reverse repurchase agreements which have been transferred from an affiliated broker-dealer to the Company at fair value. The amount by which the fair value exceeds the contractual value is recognized as a premium. The Company amortizes all premiums paid on a straight-line basis over the estimated remaining life of the underlying reverse repurchase agreements at December 31, 2000.

## 5. Income Taxes

Under income tax allocation agreements with Salomon Smith Barney Holdings, Inc. ("SSBH") and Citigroup, the Company's U.S. Federal, state and local income taxes are provided on a separate return basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision.

## 6. Fair Value Information

At December 31, 2001, assets recorded at market or fair value include cash and financial instruments owned. Assets and liabilities recorded at contractual amounts that approximate market or fair value include securities borrowed, securities loaned, payables and accrued liabilities, repurchase agreements and subordinated indebtedness. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates. Reverse repurchase agreements are recorded at contractual amounts, and may be sensitive to shifts in market interest rates because of their term to maturity.

## 7. Concentrations on Credit Risk

At December 31, 2001, collateral held for securities borrowed and repurchase agreements are with SSBI, an affiliated broker-dealer. For securities loaned, the Company has seven counterparty concentrations with various financial institutions all transacting business in the United States. For reverse repurchase agreements, the Company has three counterparty concentrations with various financial institutions all transacting business in the United States.



345 Park Avenue
New York, NY 10154

**Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5**

To the Board of Directors and Stockholder of
Citicorp Securities Services, Inc.:

In planning and performing our audit of the financial statements and schedules of Citicorp Securities Services, Inc. (a wholly subsidiary of Salomon Brothers Holding Company Inc.) (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2002